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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

February 21, 2017
VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0504

Re:	Carey Credit Income Fund— I

Dear Mr. Minore:

On behalf of Carey Credit Income Fund - I (the “Registrant”), electronically transmitted for filing is Post-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 (“Registration Statement”) under the Securities Act of 1933, as amended. This filing is being made for the purpose of updating the Registrant’s financial statements and making other non-material changes to the Registrant’s Prospectus.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 212-698-3525.
Very truly yours,

/s/ Richard Horowitz

Richard Horowitz